# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playboy, Inc., CIK 0001803914
CUSIP: 72814P109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024
Date of event which requires filing of this statement: 06/18/2026
Amends the filing with accession number 0001193125-24-257268
Filed by CIK 0002044274
Persons authorized to receive notices and communications: Raffaele Zucca Alessandrelli, 5 Rue Charles Darwin, Grand Duchy of Luxembourg, Luxembourg (N4), L-1433, 352 261 11 81

## Reporting persons
- Docler Holding S.a r.l. (CIK 0002044274): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (12.9% of the class)
- Byborg Enterprises S.A. (CIK 0002044291): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (12.9% of the class)
- The Million S.a. r.l. (CIK 0002044453): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (12.9% of the class)
- Gyorgy Gattyan (CIK 0002053703): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Hungary (K5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 164,516; shared voting power 14,900,000; sole dispositive power 164,516; shared dispositive power 14,900,000; aggregate amount beneficially owned 15,064,516 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Playboy, Inc.
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented with the following:

The information set forth in Item 6 hereof is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 were calculated based on approximately 115.6 million shares of Common Stock outstanding as of June 22, 2026, consisting of 117.5 million shares of Common Stock outstanding as of June 10, 2026, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on June 17, 2026, and giving effect to the repurchase and cancellation of 1,904,762 shares of Common Stock by the Issuer on June 18, 2026 pursuant to the Stock Repurchase Agreement (as defined in Item 6 below), as disclosed by the Issuer in its Current Report on Form 8-K filed with the SEC on June 22, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

On June 18, 2026, the Issuer entered into a Backstop Agreement (the "Backstop Agreement") with The Million and the other purchasers listed therein (the "Backstop Purchasers") in connection with the Issuer's repurchase of shares of Common Stock pursuant to a Stock Repurchase Agreement dated June 18, 2026 (the "Stock Repurchase Agreement"). Pursuant to the Backstop Agreement, the Backstop Purchasers agreed that if the Issuer fails to make any portion of one of its scheduled purchases under the Stock Repurchase Agreement, the Backstop Purchasers would be obligated to purchase such shares under the terms of the Stock Repurchase Agreement. As consideration, The Million is entitled to a backstop fee equal to 5.0% of the unused portion of its commitment under the Backstop Agreement, payable in shares of Common Stock, or, if the issuance of shares would cause The Million and its affiliates to own more than 29.99% of the Common Stock then outstanding, in cash.

The foregoing description of the Backstop Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Backstop Agreement, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.7 - Backstop Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on June 22, 2026)

## Signatures
- Docler Holding S.a r.l.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Class B Manager (06/23/2026)
- Byborg Enterprises S.A.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Director (06/23/2026)
- The Million S.a. r.l.: /s/ Raffaele Zucca Alessandrelli, /s/ Raffaele Zucca Alessandrelli/Sole Manager (06/23/2026)
- Gyorgy Gattyan: /s/ Gyorgy Gattyan, Gyorgy Gattyan (06/23/2026)